Exhibit (99)(j)

Prospectus Supplement

(to Proxy Statement/Prospectus, dated [•], 2005)

12,000,000 SHARES OF COMMON STOCK

This document supplements the proxy statement/prospectus, dated [•], 2005, relating to the registration of our common stock under our Registration Statement on Form S-4, as amended (Registration No. 333-128403). This prospectus supplement relates to up to 12,000,000 shares of common stock registered pursuant to the Registration Statement that may be issued in connection with the special E&P distribution described in the proxy statement/prospectus.

We have declared a special E&P distribution of $[•] per share of common stock of Potlatch Corporation (NYSE: PCH), payable on [•], 2006 to stockholders of record on [•], 2006. The special E&P distribution will be paid in the form of cash, shares of Potlatch common stock (determined as described below), or a combination of both, at the election of each stockholder. We will limit the amount of cash payable to stockholders, however, to 20% of the total value of the special E&P distribution. Based on the $[•] aggregate amount of the special E&P distribution, this means that the aggregate amount of cash payable to stockholders will be limited to $[•], before cash paid in lieu of fractional shares. If the aggregate amount of stockholder cash elections exceeds 20% of the total value of the special E&P distribution, then cash payments in excess of 20% will be prorated as described in more detail on page 2 of this prospectus supplement. The total number of shares of Potlatch common stock to be issued in the special E&P distribution will be determined by dividing (i) $[•], the aggregate value of the special E&P distribution, less the total amount of cash to be paid as part of the special E&P distribution, by (ii) the average of the closing sales price of Potlatch common stock on the New York Stock Exchange as reported by The Wall Street Journal from and including [•], 2006 through and including [•], 2006. The amount of shares of Potlatch common stock and cash received by any stockholder will depend on the average of the closing sales price of Potlatch common stock on the New York Stock Exchange as reported by The Wall Street Journal from and including [•], 2006 through and including [•], 2006, as well as such stockholder’s election and the elections of other stockholders due to the cash and ownership limitations described in this prospectus supplement. Because the calculation of the number of shares to be distributed will occur before the payment date of [•], 2006, the per share value of the Potlatch common stock distributed in the special E&P distribution may be higher than, lower than or equal to the value of the cash amount of the special E&P distribution. In order to elect the form of the special E&P distribution, a properly completed and signed election form must be received by Computershare Trust Company of New York, the paying agent, no later than 5:00 P.M., New York time, on [•], 2006. Your election will be honored to the extent possible, but because of the cash and ownership limitations described in this prospectus supplement, you may not receive exactly the form of consideration that you elect and may instead receive an adjusted amount of cash or Potlatch common stock. If the paying agent does not receive your election certificate by 5:00 P.M., New York time, on [•], 2006, or if you have not submitted your Old Potlatch stock certificate, together with a properly completed letter of transmittal as described below, by that date and time, you will receive your special E&P distribution in Potlatch common stock, subject to the ownership limit described below. Your election is irrevocable.

Potlatch Holdings, Inc. changed its name to Potlatch Corporation on [•], 2006. Potlatch Holdings was formed in connection with the business restructuring of the corporation formerly called Potlatch Corporation, which we refer to as “Old Potlatch.” The restructuring of Old Potlatch was effected in connection with the conversion of that corporation into a real estate investment trust, or REIT. After the restructuring, Old Potlatch merged into one of its subsidiaries and, at the effective time of the merger on [•], 2006, each issued and outstanding share of common stock of Old Potlatch was converted into the right to receive one share of Potlatch Holdings. We have appointed Computershare Trust Company of New York as exchange agent to handle the exchange of Old Potlatch stock certificates for certificates representing shares of Potlatch Holdings (now called Potlatch Corporation). Former stockholders of Old Potlatch must surrender their Old Potlatch stock certificates, together with a properly completed letter of transmittal, to receive the shares to which they are entitled as well as any dividends declared with a record date after completion of the merger, including the special E&P distribution described in this prospectus supplement. A letter of transmittal to surrender your Old Potlatch stock certificates accompanies this prospectus supplement. You are entitled to the special E&P distribution upon surrender of your Old Potlatch stock certificate, together with a properly completed letter of transmittal, and delivery of an election form electing cash, stock or a combination of cash and stock, prior to 5:00 p.m. New York time on [•], 2006.

We urge you to refer to the proxy statement/prospectus, dated [•], 2005. If you did not receive a copy or would like a new copy, please contact us at Potlatch Corporation, 601 West Riverside Avenue, Suite 1100, Spokane, Washington 99201, Attention: Corporate Secretary, or by telephone at (509) 835-1500 or e-mail at investorinfo@potlatchcorp.com. Although the proxy statement/prospectus relates to proposals that have already been voted upon by our stockholders at the special meeting of the stockholders, it contains important and relevant information about the REIT conversion, the merger and our business operations going forward. You should read carefully the section entitled “Risk Factors” beginning on page [•] of the proxy statement/prospectus before making your election.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is [•], 2006.

TABLE OF CONTENTS

COMPLETING THE ELECTION FORM	1
REASON FOR THE SPECIAL E&P DISTRIBUTION	2
EFFECT OF CASH LIMITATION	2
EFFECT OF OWNERSHIP LIMITATION	2
MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE SPECIAL E&P DISTRIBUTION	3
POTLATCH CORPORATION ELECTION FORM	6

COMPLETING THE ELECTION FORM

You may receive the special E&P distribution in the form of cash, shares of Potlatch common stock, or a combination of both by choosing one of the three election options in the accompanying election form, subject to the cash limitation and ownership limitation described on page 2:

•	Stock Election. The special E&P distribution will be paid to you entirely in Potlatch common stock (except for cash in lieu of fractional shares). Shares of Potlatch common stock shall be valued for purposes of the special E&P distribution based on the average of the closing sales price of Potlatch stock on the New York Stock Exchange as reported in The Wall Street Journal from and including [•], 2006 through and including [•], 2006.

•	Cash Election. The special E&P distribution will be paid to you in cash.

•	Mixed Election. The special E&P distribution will be paid to you in a combination of cash (rounded down to the nearest cent) and Potlatch common stock (with cash in lieu of any fractional shares), in the percentages specified by you on your election form.

In order to make your special E&P distribution election, please complete and sign the accompanying election form and return it to the paying agent in the enclosed envelope as soon as possible. For your election to be effective, the election form must be properly completed and received by the paying agent no later than 5:00 p.m., New York time, on [•], 2006. In addition, you must surrender your Old Potlatch stock certificates, together with a properly completed letter of transmittal in the form accompanying this prospectus supplement, no later than the time that the election form is due. If you do not timely return a properly completed election form, or if you have not timely surrendered your Old Potlatch stock certificates, together with a properly completed letter of transmittal, you will receive your special E&P distribution in Potlatch common stock, subject to the ownership limitation described below. Your election is irrevocable.

Your election may be limited by certain cash and ownership limitations, as described below, and you may not receive cash or Potlatch common stock to the extent these limitations require that a different allocation be made to you. If you receive any Potlatch common stock, you will receive cash in lieu of any fractional share so that you will receive a whole number of shares. The amount of a cash payment in lieu of a fractional share of common stock will be determined by multiplying (i) the average closing price of Potlatch common stock from and including [•], 2006 through and including [•], 2006 by (ii) the fraction of a share, rounded down to the nearest cent.

On or about [•], 2006, the paying agent will issue and mail to you a statement listing the number of shares of Potlatch common stock credited to your book-entry account and/or a payment check for any cash to which you are entitled (and, if applicable, a check for cash in lieu of a fractional share), in accordance with the terms of this prospectus supplement and your election form.

If you have any questions about completing the election form or need a new election form, please contact Computershare Trust Company of New York at 800-245-7630.

REASON FOR THE SPECIAL E&P DISTRIBUTION

In connection with the restructuring of the business operations of Potlatch to allow for Potlatch to be taxed as a real estate investment trust, or REIT, for federal income tax purposes, the board of directors of Potlatch declared the special E&P distribution on [•], 2006. The special E&P distribution was declared because, in order to qualify as a REIT for federal income tax purposes, Potlatch is required to distribute to its stockholders all accumulated “earnings and profits,” as determined for tax purposes, of Potlatch prior to the end of 2006, the first taxable year for which the REIT election is effective. For more information about the REIT conversion and the distribution of our “earnings and profits” in general, please refer to the proxy statement/prospectus.

EFFECT OF CASH LIMITATION

We have prepared the election form enclosed with this prospectus supplement so that you can inform us whether you want to receive your special E&P distribution in cash, common stock or a combination of cash and common stock. If you elect to receive more than 20% of your special E&P distribution in the form of cash, the actual amount of cash you receive will be subject to proration as described in the following paragraphs.

If the aggregate amount of stockholder cash elections equals or is less than 20% of the total value of the special E&P distribution, then all stockholders electing to receive all or a portion of their special E&P distribution in the form of cash will receive the percentage of cash so elected, with the remainder (if any) in the form of Potlatch common stock (subject to the ownership limitation described below and after cash is paid in lieu of any fractional shares).

If the aggregate amount of stockholder cash elections exceeds 20% of the total value of the special E&P distribution, then

(a) a stockholder electing to receive 20% or less of the stockholder’s portion of the special E&P distribution in the form of cash will receive the percentage of cash elected and will receive the remainder in the form of Potlatch common stock (subject to the ownership limitation described below and after cash is paid in lieu of any fractional shares), and

(b) a stockholder electing to receive more than 20% of the stockholder’s portion of the special E&P distribution in the form of cash will receive the following:

(1) 20% of the stockholder’s portion of the special E&P distribution in the form of cash; plus

(2) cash in excess of 20% of the stockholder’s election equal to the proportion that the stockholder’s election in excess of 20% bears to the total cash elections of all stockholders in excess of 20% in cash, multiplied by the cash remaining after cash allocations are made pursuant to (a) and (b)(1) above (but, subject to the 20% total value limitation on the aggregate amount of cash to be paid discussed above); plus

(3) shares of Potlatch common stock valued based on the average of the closing sales price of Potlatch common stock on the New York Stock Exchange as reported in The Wall Street Journal from and including [•], 2006 to and including [•], 2006 (subject to the ownership limitation described below and after cash is paid in lieu of any fractional shares).

As a result, if you elect to receive more than 20% of the special E&P distribution in the form of cash, you may not receive the allocation of cash and common stock that you elect, and you may instead receive a pro rata amount of cash for your cash election in excess of 20%.

All cash payments to which a stockholder is entitled shall be rounded down to the nearest cent.

If you make the mixed election on the accompanying election form and either you fail to indicate the percentages you wish to receive on the election form, or the percentages you indicate on the election form do not add up to 100% or any amount you indicate on the election form is not legible, you will be deemed to have elected to receive 20% in cash and 80% in Potlatch common stock.

EFFECT OF OWNERSHIP LIMITATION

Potlatch has an ownership limit that prohibits any person or entity from owning, beneficially or constructively, more than 9.8% of the outstanding shares of Potlatch common stock (or any other class or series of Potlatch stock), except that certain widely held mutual funds may beneficially or constructively own up to 20% of the outstanding shares of Potlatch common stock (or any other class or series of Potlatch stock). The ownership limit will apply to the special E&P distribution, although Potlatch does not expect that it will apply to any of its current stockholders based on its knowledge of its current stock ownership. Nonetheless, if you elect to receive common stock and your receipt of common stock would cause you to exceed the applicable ownership limit, you will receive cash to the extent required to ensure that your percentage ownership remains within this ownership limit. If you elect to receive Potlatch common stock and it is issued to you in violation of the applicable ownership limit, all of the remedies applicable under Potlatch’s restated certificate of incorporation will apply to this common stock. For a more detailed description of the ownership limit and the remedies applicable thereunder, see “Description of Potlatch Holdings Capital Stock—Restrictions on Ownership and Transfer” in the proxy statement/prospectus.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE SPECIAL E&P DISTRIBUTION

The following is a summary of the material federal income tax consequences of the special E&P distribution. The discussion does not address the tax consequences that may be relevant to particular holders of our common stock subject to special treatment under certain federal income tax laws, such as dealers in securities, traders in securities who elect to mark to market, banks, insurance companies, regulated investment companies or persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated instrument. This discussion does not address any consequences arising under the laws of any state, locality, or foreign jurisdiction.

For purposes of the following discussion, a U.S. stockholder is a holder of our common stock who, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any state or under the laws of the District of Columbia, unless regulations promulgated by the U.S. Department of the Treasury provide otherwise;

•	an estate, the income of which is subject to federal income taxation regardless of its source; or

•	a trust whose administration is under the primary supervision of a U.S. court and with respect to which one or more U.S. persons have the authority to control all substantial decisions of the trust.

The tax consequences of the special E&P distribution will depend on a stockholder’s particular tax circumstances. Holders of our common stock are urged to consult their tax advisors regarding the specific federal, state, local, and foreign income and other tax consequences of the special E&P distribution.

Taxation of the Special E&P Distribution

The special E&P distribution is intended to assist us in meeting the requirement that we distribute to our stockholders our accumulated non-REIT tax earnings and profits through December 31, 2005.

Taxation of United States Stockholders

We have received a ruling from the Internal Revenue Service, or IRS, that the special E&P distribution will be a taxable distribution. Each stockholder must include the sum of the value of the shares of our common stock and the amount of cash received, if any, in its gross income as dividend income to the extent that such stockholder’s share of the special E&P distribution is made out of its share of the portion of our current and accumulated earnings and profits allocable to the special E&P distribution. While not free from doubt, we believe that, for this purpose, the shares received should be valued at their fair market value on the date of the special E&P distribution. (No assurance can be given, however, that the IRS will not assert that the value of the shares should be equal to the amount of cash that the stockholder could have elected to receive in lieu thereof, regardless of the value of the shares on the date of the special E&P distribution.) A stockholder that receives shares of our common stock pursuant to the special E&P distribution would have a basis in such stock equal to the fair market value of such stock on the day we pay the special E&P distribution, and the holding period in such stock would begin on the day following the special E&P distribution.

The special E&P distribution will be taxable to individual stockholders at the 15% “qualified dividend” rate to the extent that the special E&P distribution is paid out of our accumulated non-REIT earnings and profits. The maximum 15% tax rate available to non-corporate U.S. holders for “qualified dividend income” is not available unless the stock on which an otherwise qualifying dividend is paid has been held for more than 60 days during the 120-day period beginning 60 days before the date on which the shares become ex-dividend. For purposes of calculating the 60-day holding period as applied to non-corporate U.S. holders potentially eligible to be taxed on “qualified dividend income” at reduced rates, any period in which the holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, or has granted certain options to buy substantially identical stock or securities, or holds one or more other positions in substantially similar or related property that diminishes the risk of loss from holding our common stock will not be counted toward the required holding period. Assuming that these holding period requirements are met, the special E&P distribution should qualify for the maximum 15% tax rate available to non-corporate stockholders.

If, as we expect, the special E&P distribution is made after January 1, 2006 when we expect to qualify for taxation as a REIT, the special E&P distribution will not be eligible for the dividends-received deduction available to U.S. stockholders that are domestic corporations but not S corporations. However, such corporate holders should consider the possible effects of section 1059 of the Internal Revenue Code, or the Code, which reduces a corporate holder’s basis in its shares, but not below zero, by the non-taxed portion of an extraordinary dividend, where the holder has not held such shares for more than two years before the dividend announcement date.

Corporate stockholders should also consider the effect of the corporate alternative minimum tax, which imposes a maximum tax rate of 20% on a corporation’s alternative minimum taxable income for the tax year and which is calculated without regard to the dividends-received deduction.

For certain U.S. stockholders, the special E&P distribution may be an “extraordinary dividend.” An “extraordinary dividend” is a dividend that is equal to at least 10% of a stockholder’s adjusted basis in its shares of common stock. A U.S. stockholder that receives an extraordinary dividend and later sells its underlying shares at a loss will be treated as realizing a long-term capital loss, regardless of its holding period in its shares, to the extent of the extraordinary dividend.

Taxation of Non-United States Stockholders

A non-U.S. holder of our common stock will treat the fair market value of the special E&P distribution as ordinary income.

For non-U.S. stockholders, the special E&P distribution will be subject to withholding of United States federal income tax on a gross basis at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless it is treated as effectively connected with the conduct by the non-U.S. stockholder of a United States trade or business. Certain certification and disclosure requirements must be satisfied for the stockholder to be exempt from withholding under the effectively connected income exemption. If the special E&P distribution is effectively connected with such a trade or business, a non-U.S. stockholder will be subject to tax on the special E&P distribution on a net basis (that is, after allowance of deductions) at graduated rates and generally will not be subject to withholding. A non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax on the special E&P distribution at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Generally, information reporting will apply to the distribution of the special E&P distribution, and backup withholding at the rate of 28% may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

IMPORTANT

Complete and sign the election form and deliver it to the paying agent in the enclosed envelope.

For your election to be effective, a properly completed election form must be received by the paying agent no later than 5:00 p.m., New York time, on [•], 2006.

If you do not timely return a properly completed election form,

or if you have not surrendered your Old Potlatch stock certificates,

together with a properly completed letter of transmittal

prior to the time when the election form is due, you

will receive your special E&P distribution in Potlatch common stock,

subject to the ownership limit described above.

Your election is irrevocable.

POTLATCH CORPORATION ELECTION FORM

Potlatch has declared a special E&P distribution of $[•] per share of Potlatch common stock, payable on [•], 2006 to stockholders of record on [•], 2006. The special E&P distribution will be paid in Potlatch common stock, cash, or a combination of both, at the election of each stockholder (subject to certain cash and ownership limitations, as described in the prospectus supplement accompanying this election certificate). The total number of shares of Potlatch common stock to be issued in the special E&P distribution will be determined by dividing (i) the product of $[•] times the number of shares outstanding, less the total amount of cash to be paid as part of the special E&P distribution, by (ii) the average of the closing sales price of Potlatch common stock on the New York Stock Exchange as reported by The Wall Street Journal from and including [•], 2006 through and including [•], 2006. If you receive any Potlatch common stock, cash will be paid in lieu of a fractional share so that you will receive a whole number of shares of common stock.

Please check only one of the following boxes below to indicate whether you elect to receive the special E&P distribution in common stock, cash, or a combination of both for all of the shares of Potlatch common stock that you owned on [•], 2006. If you make the “Mixed Election,” you must indicate the percentage that you elect to receive in the form of cash and the percentage that you elect to receive in the form of Potlatch common stock. If you make the “Mixed Election” and fail to indicate the percentages you wish to receive on the election form, if the percentages you indicate on the election form do not add up to 100% or if any amount you indicate on the election form is not legible, you will be deemed to have elected to receive 20% in cash and 80% in Potlatch common stock. Your election is irrevocable.

If you do not return this election form or fail to return it in the manner specified below or by the deadline, or if you have not surrendered your Old Potlatch stock certificates, together with a properly completed letter of transmittal prior to the time the election form is due, you will receive the special E&P distribution in common stock (with cash in lieu of fractional shares and subject to the ownership limit). If you check more than one box or fail to check any box, you will be considered to have made the “Stock Election.” Because of the cash and ownership limitations described in the accompanying prospectus supplement, you may not receive exactly the form of consideration that you elect and may instead receive a pro rata or adjusted amount of cash or Potlatch common stock.

☒ ELECTIONS MUST BE INDICATED (X) IN BLACK OR BLUE INK.

POTLATCH CORPORATION SPECIAL E&P DISTRIBUTION PAYABLE [•], 2006

The accompanying prospectus supplement of [•], 2006 from Potlatch should be read with care.

YOUR ELECTION IS IRREVOCABLE

	STOCK ELECTION		MIXED ELECTION		CASH ELECTION

I ELECT TO RECEIVE POTLATCH COMMON STOCK (PLUS CASH IN LIEU OF ANY FRACTIONAL SHARE).	☐	I ELECT TO RECEIVE A COMBINATION OF CASH AND POTLATCH COMMON STOCK (PLUS CASH IN LIEU OF ANY FRACTIONAL SHARE).	☐	I ELECT TO RECEIVE CASH.	☐

		INDICATE THE PERCENTAGE OF CASH YOU ELECT TO RECEIVE	%

		INDICATE THE PERCENTAGE OF POTLATCH COMMON STOCK YOU ELECT TO RECEIVE	%

		THE PERCENTAGES ABOVE MUST ADD UP TO 100%.*	100%

*	If you fail to indicate the percentages, if the percentages you indicate do not add up to 100% or if any amount you indicate is not legible, you will be deemed to have elected to receive 20% in cash and 80% in Potlatch common stock.

ALL POTLATCH COMMON STOCK WILL BE ISSUED IN BOOK ENTRY FORM. A TRANSACTION ADVICE WILL BE MAILED BY WHICH YOU CAN REQUEST CERTIFICATES FOR YOUR SHARES.

YOU WILL BE CONSIDERED TO HAVE MADE THE STOCK ELECTION IF YOUR ELECTION CERTIFICATE IS RETURNED WITH NONE OF THE BOXES CLEARLY MARKED OR IS NOT RECEIVED BY [•], 2006.

To Payment Agent: The above election is made in accordance with the prospectus supplement of Potlatch dated [•], 2006.

Stock Owner sign here	Date

Co-Owner sign here

PLEASE COMPLETE, SIGN, DATE AND DELIVER THIS CERTIFICATE TO THE PAYING AGENT IN THE ENCLOSED ENVELOPE BY NO LATER THAN 5:00 P.M., NEW YORK TIME, ON [•], 2006.